SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

BioLife Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09062W204

(CUSIP Number)

Michael Rice, Chief Executive Officer
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021

(425) 402-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Walter Villiger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 3,002,980
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 3,002,980
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,002,980 shares held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
7.4%

14.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WAVI Holding AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 3,002,980
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 3,002,980
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,002,980 shares of common stock held directly by WAVI

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
7.4%

14.	TYPE OF REPORTING PERSON*
CO

Item 5.  Interest in Securities of the Issuer.

-------------------------------------------

Item 5 is hereby amended and supplemented as follows:

As of the date hereof, Mr. Villiger beneficially owns 3,002,980 shares of common stock held indirectly through WAVI. Such shares represent a total of 7.4% of the Issuer’s outstanding shares of common stock as of May 12, 2021 as reported by the Company in the Form S-8 (File No. 333-257750) filed by the Issuer with the Securities and Exchange Commission on July 7, 2021.

Mr. Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. Except WAVI with respect to the securities held by WAVI, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, WAVI directly owns 3,002,980 shares common stock. Such shares represent a total of 7.4% of the Issuer’s outstanding shares of common stock as of May 12, 2021 as reported by the Company in the Form S-8 (File No. 333-257750) filed by the Issuer with the Securities and Exchange Commission on July 7, 2021.

Mr. Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. Except Mr. Villiger, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021	/s/ Walter Villiger
Walter Villiger

Dated: July 21, 2021	WAVI HOLDING AG

/s/ Walter Villiger
Walter Villiger, Chairman